Exhibit 1.01

Conflict Minerals Report for Rush Enterprises, Inc.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Rush Enterprises, Inc. (the “Company”) for calendar year 2024 in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934.

1.	Company and Product Description

The Company is the premier solutions provider to the commercial vehicle industry. The Company owns and operates Rush Truck Centers, the largest network of commercial vehicle dealerships in North America, with more than 125 franchised dealership locations in 23 states and 12 franchised dealerships in Ontario, Canada. These vehicle centers, strategically located in high traffic areas on or near major highways throughout the United States and Ontario, Canada, represent truck and bus manufacturers, including Peterbilt, International, Hino, Isuzu, Ford, IC Bus, Blue Bird, Dennis Eagle, Blue Arc and Battle Motors. They offer an integrated approach to meeting customer needs – from sales of new and used vehicles to aftermarket parts, service and body shop operations plus financing, insurance, leasing and rental. The Company’s operations also provide CNG fuel systems (through its investment in Cummins Clean Fuel Technologies, Inc.), telematics products and other vehicle technologies, as well as vehicle up-fitting, chrome accessories and tires.

The Company manufactures or contracts to manufacture certain aftermarket commercial vehicle parts, accessories and components that may contain gold, tantalum, tin or tungsten (“Conflict Minerals”) that are necessary to the functionality or production of such products. The Company is several steps removed from the mining of the minerals that are contained in its products, and therefore does not directly interact with the smelters and refiners of the minerals contained in its products. After conducting a Reasonable Country of Origin Inquiry, and due diligence on the source and chain of custody of the Conflict Minerals, the Company has not yet determined whether the Conflict Minerals originated in the Democratic Republic of Congo or an adjoining country (each, a “Covered Country”), or are from recycled or scrap sources. However, the Company continues its due diligence processes, which were designed to make that determination.

2.	Reasonable Country of Origin Inquiry

The Company performed an initial assessment and determined that certain of its products may contain Conflict Minerals. Based on that assessment, in accordance with the Rule, the Company performed a Reasonable Country of Origin Inquiry (RCOI) to determine whether these minerals were sourced from a Covered Country or came from recycled or scrap sources. This process was multi-step. First, the Company identified the suppliers utilized by its manufacturing divisions. Second, the Company requested that each of those suppliers complete an Electronic Industry Citizenship Coalition and Global e-Sustainability (EICC/GeSI) Reporting Template questionnaire. In that questionnaire, suppliers were prompted to disclose whether their products contain conflict minerals and, if so, the name of the smelter used to process the conflict minerals. The Company tracked and assessed the data it was provided.

3.	Due Diligence Framework

The Company’s due diligence process is based on the Organization for Economic Cooperation and Development’s (OECD’s) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

4.	Due Diligence Undertaken

The due diligence measures undertaken by the Company included the following:

●	Assembled an internal team to support supply chain due diligence;

●	Implemented internal measures taken to strengthen Company engagement with suppliers; and

●	Engaged a third-party service provider to assist the Company in managing, tracking and reporting data across the Company’s supply chain.

The Company continues its efforts in (i) identifying other products it manufactures and contracts to manufacture that contain one or more of the Conflict Minerals, (ii) identifying the facilities used to process the necessary Conflict Minerals in the products, (iii) identifying the country of origin of the necessary Conflict Minerals in the products and (iv) identifying the mine or location of origin of the necessary Conflict Minerals in the products.

5.	Steps to Improve Due Diligence

The Company will continue to endeavor to improve upon its supply chain due diligence efforts by taking the following measures:

●	Continue to assess the presence of Conflict Minerals in its supply chain;

●	Communicate with suppliers the Company’s expectations with regard to supplier performance, transparency, and sourcing; and

●	Continue to work with the Company’s third-party service provider to obtain supplier responses to the Company’s Reasonable Country of Origin Inquiry (RCOI).

6.	Independent Private Sector Audit

The Securities and Exchange Commission has provided guidance that only companies who elect to claim their products are “Conflict Free” are subject to an independent private sector audit. The Company is not making such a claim. Consequently, this report presented herein was not audited.